[Letterhead of Brookfield Global Listed Infrastructure Income Fund Inc.]

July 28, 2011

VIA EDGAR

Brion R. Thompson, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:
Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-174832 and 811-22570

Dear Mr. Thompson:

              In connection with your review of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the "Registration Statement") of the Brookfield Global Listed Infrastructure Income Fund Inc. (the "Fund") that was filed with the Securities and Exchange Commission on July 26, 2011 (SEC Accession No. 0001047469-11-006606), the Fund acknowledges that:

              1.     In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

              2.     The staff's comments, and changes in disclosure in response to the staff's comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

              3.     The Fund represents their neither it nor its management will assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,
/s/ KIM G. REDDING Kim G. Redding President